UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

OR

☐    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

COMMISSION FILE NUMBER: 001-14733

A. Full title of the plan and the address of plan, if different from that of the issuer named below:

LITHIA MOTORS, INC. SALARY REDUCTION PROFIT SHARING PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

LITHIA MOTORS, INC.
150 N Bartlett
Medford, OR 97501

LITHIA MOTORS, INC.
FORM 11-K

Report of Independent Registered Public Accounting Firm

To the Plan Administrator and Participants of the
Lithia Motors, Inc. Salary Reduction Profit Sharing Plan:

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Lithia Motors, Inc. Salary Reduction Profit Sharing Plan (the "Plan") as of December 31, 2017 and 2016, and the related statement of changes in net assets available for benefits for the year ended December 31, 2017 and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the year ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2017 has been subjected to audit procedures performed in conjunction with the audit of Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/S/ KBF CPAs LLP

We have served as the Plan’s auditor since 2016.

Portland, Oregon
June 15, 2018

LITHIA MOTORS, INC.
SALARY REDUCTION PROFIT SHARING PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2017	2016
ASSETS
Participant directed investments, at fair value
Common collective trust funds	$56,396,930	$44,346,448
Interest-bearing cash	7,188,361	5,668,141
Registered investment companies	250,176,329	171,472,268
Lithia Motors, Inc. Class A Common Stock	26,224,670	25,689,584
	339,986,290	247,176,441
Receivables
Notes receivable from participants	14,062,225	11,292,526
Employer's contribution	5,742,087	5,368,587
	19,804,312	16,661,113
	359,790,602	263,837,554
LIABILITIES
Excess participant contributions payable	—	(42,341)

NET ASSETS AVAILABLE FOR BENEFITS	$359,790,602	$263,795,213

See Notes to Financial Statements

LITHIA MOTORS, INC.
SALARY REDUCTION PROFIT SHARING PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended
December 31, 2017
ADDITIONS TO NET ASSETS ATTRIBUTED TO
Contributions:
Employer's	$5,742,087
Participants'	34,660,366
Rollovers	5,613,464
Total Contributions	46,015,917

Investment income:
Interest and dividends	10,586,832
Net appreciation in fair value of investments	40,346,780
Total Investment income	50,933,612

Interest income on notes receivable from participants	549,354

Total additions	97,498,883

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO
Benefits paid to participants	27,921,512
Administrative expenses	846,745
Total deductions	28,768,257

TRANSFER OF ASSETS TO THIS PLAN	27,264,763

NET INCREASE IN NET ASSETS	95,995,389

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	263,795,213

End of year	$359,790,602

See Notes to Financial Statements

LITHIA MOTORS, INC.
SALARY REDUCTION PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 1 – DESCRIPTION OF PLAN

The following description of the Lithia Motors, Inc. Salary Reduction Profit Sharing Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General – The Plan is a defined contribution plan covering all eligible employees of Lithia Motors, Inc. and its subsidiaries (collectively, the "Company" or "Lithia") as defined in the Plan documents. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Administration – The Company has appointed a 401(k) Plan Committee (the "Committee") to manage the operation and administration of the Plan. The Company has contracted with Bank of America Merrill Lynch as the custodian and trustee and Merrill Lynch, Pierce, Fenner & Smith, Inc. Retirement Services, a third-party administrator, to process and maintain the records of participant data.

Contributions – Each year, the Company contributes to the Plan an amount determined annually by the Board of Directors. For employee contributions made in 2017, the Company contributed 43% on the first $2,500 of the employee contributions. The Participants must be employed on the last day of the Plan year to be eligible for this contribution. Participants may contribute, under a salary reduction agreement, up to 85% of their eligible compensation. Eligible employees are automatically enrolled in the Plan with a contribution of 3% of eligible compensation along with an automatic increase of 1% each year up to a maximum of 8%, unless the employee affirmatively elects otherwise. In the event that the employee works fewer than six months in the first year, the annual increases do not begin until the third year. Participants may also make contributions to the Plan in the form of a rollover contribution from another qualified plan. Participants direct the investment of contributions into various investment options offered by the Plan.

Participant Accounts – Each participant’s account is credited with the participant’s contribution and an allocation of the Company’s contribution and Plan earnings, and is charged with a per capita allocation (equal amount) of the Plan’s administrative expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting – Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the remainder of their account is based on years of continuous service. A participant is 100% vested after six years of credited service.

Notes Receivable from Participants – Participants may borrow from their fund accounts a minimum of $500 and a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range up to five years or up to thirty years for the purchase of a primary residence. The loans are secured by the vested balance in the participant’s account and bear interest at a rate of Prime + 1% at the time the loan is issued. Principal and interest are paid ratably through payroll deductions. Interest rates on outstanding loans at December 31, 2017 ranged from 3.25% to 6.00%, with maturities through 2047.

Payment of Benefits – Upon termination, the participants or beneficiaries may elect to leave their account balance in the Plan, or receive their total benefits in a lump sum amount or annual, semiannual, quarterly or monthly installments over a period of years equal to the value of the participant’s vested interest in their account. The Plan requires the automatic distribution of participant vested account balances that do not exceed $5,000.

Forfeited Accounts – Forfeited non-vested accounts at December 31, 2017 and 2016 totaled $1,059,227 and $678,031, respectively, and are used to reduce future employer contributions.

NOTE 2 – SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting – The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP), using the accrual method of accounting.

Use of Estimates – The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation and Income Recognition – The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.

Purchases and sales of securities are recorded on the trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. The net appreciation in fair value of investments consists of both the realized gains or losses and unrealized appreciation and depreciation of those investments.

Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. It is reasonably possible, given the level of risk associated with investment securities, that changes in the near term could materially affect participants’ account balances and the amounts reported in the financial statements.

Notes Receivable from Participants – Notes receivable from participants are measured at amortized cost, which represents unpaid principal balance plus accrued unpaid interest.

Excess Participant Contributions Payable – Excess contributions payable represent amounts refunded to participants after year end to comply with regulatory contribution limitations.

Payment of Benefits – Benefits are recorded when paid.

NOTE 3 – FAIR VALUE MEASUREMENTS

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).

Level 1:
Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2:
Inputs to the valuation methodology include:
•Quoted prices for similar assets or liabilities in active markets;
•Quoted prices for identical or similar assets or liabilities in inactive markets;
•Inputs other than quoted prices that are observable for the asset or liability;
•Inputs that are derived principally from or corroborated by observable market data by correlation or other means

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3:
Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value.

Common Collective Trust Funds: The common collective trust funds are valued at net asset value (NAV) per share or its equivalent of the funds, which are based on the fair value of the funds' underlying assets. There are no redemption restrictions or unfunded commitments on these investments. Participants can buy or sell units of the common collective trust funds on a daily basis.

Interest-bearing cash: Valued at fair value based on outstanding balance.

Registered investment companies (mutual funds): Valued at quoted market prices which represent the NAV of shares held by the Plan at year end. It is not probable that the mutual funds would be sold at amounts that differ materially from the NAV of shares held.

Lithia Motors, Inc. Class A Common Stock: Valued at the closing price reported on the active market on which the individual securities are traded.

The following tables set forth by level, within the fair value hierarchy, the Plan’s investment assets at fair value as of December 31, 2017 and 2016.

	Balance as of December 31, 2017
	Investments	LEVEL 1	LEVEL 2	LEVEL 3
	(at Fair Value)
Interest-bearing cash	$7,188,361	$—	$7,188,361	$—
Registered investment companies	250,176,329	250,176,329	—	—
Lithia Motors, Inc. Class A Common stock	26,224,670	26,224,670	—	—
		$276,400,999	$7,188,361	$—
Investments measured at NAV:
Common collective trust funds	56,396,930
Total investments at fair value	$339,986,290

	Balance as of December 31, 2016
	Investments	LEVEL 1	LEVEL 2	LEVEL 3
	(at Fair Value)
Interest-bearing cash	$5,668,141	$—	$5,668,141	$—
Registered investment companies	171,472,268	171,472,268	—	—
Lithia Motors, Inc. Class A Common stock	25,689,584	25,689,584	—	—
		$197,161,852	$5,668,141	$—
Investments measured at NAV:
Common collective trust funds	44,346,448
Total investments at fair value	$247,176,441

The Plan also holds other assets and liabilities not measured at fair value on a recurring basis, including employer’s contribution receivable and excess participant contributions payable. The fair value of these assets and liabilities is equal to the carrying amounts in the accompanying financial statements due to the short maturity of such instruments. Under the fair value hierarchy, these financial instruments are valued primarily using Level 3 inputs.

NOTE 4 – PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their accounts.

NOTE 5 – INCOME TAX STATUS

The Plan has adopted a prototype plan that has received an opinion letter from the Internal Revenue Service dated March 31, 2014. The Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and that the trust, which forms a part of the Plan, is exempt from federal taxes. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

NOTE 6 – RECONCILIATION OF FINANCIAL STATEMENTS TO SCHEDULE H OF FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Schedule H of Form 5500:

	December 31,
	2017	2016
Net assets available for benefits per the financial statements	$359,790,602	$263,795,213
Employer's contribution receivable not accrued on Schedule H of Form 5500	(5,742,087)	(5,368,587)
Benefits payable accrued on Schedule H of Form 5500 but not on financial statements	—	(259,116)
Excess participant contributions payable not accrued on Schedule H of Form 5500	—	42,341
Net assets available for benefits per Schedule H of Form 5500	$354,048,515	$258,209,851

The following are reconciliations of employer and participant contributions and distributions per the financial statements for the year ended December 31, 2017 to Schedule H of Form 5500:

Year Ended
December 31, 2017
Employer contributions per the financial statements	$5,742,087
Plus 2016 employer contributions received by the Plan in 2017 not accrued on Schedule H of Form 5500	5,368,587
Less 2017 employer contributions received by the Plan in 2017 and not accrued on Schedule H of Form 5500	(5,742,087)
Employer contributions per Schedule H of Form 5500	$5,368,587

Year Ended
December 31, 2017
Benefits paid to participants per the financial statements	$27,921,512
Less benefits payable accrued for 2016	(259,116)
Excess contributions during 2017 relating to 2016	42,341
Total benefits paid per the Schedule H of Form 5500	$27,704,737

NOTE 7 – TRANSACTIONS WITH PARTIES-IN-INTEREST AND RELATED PARTIES

Transactions in shares of the Plan Sponsor’s Common Stock qualify as party-in-interest transactions under the provisions of ERISA. During 2017, the Plan purchased $3,107,198 and sold $6,347,536 of the Plan Sponsor’s Common Stock. Shares held of Company’s stock as of December 31, 2017 and 2016 totaled 230,697 and 265,092, respectively. The fair value of Common Stock as of December 31, 2017 and 2016 totaled $26,224,670 and $25,689,584, respectively.

Certain Plan investments are managed by Bank of America Merrill Lynch, the trustee of the plan. Any purchases and sales of these funds are performed in the open market at fair value. Such transactions, while considered party-in-interest transactions under ERISA regulations, are permitted under the provisions of the Plan and are specifically exempt from the prohibition of party-in-interest transactions under ERISA.

NOTE 8 – PLAN MERGER

In 2017, the Baierl Chevrolet, Inc. 401(k) Retirement Plan, a plan sponsored by the Baierl Automotive Group which was acquired by Lithia, was merged with the Plan. Accordingly, assets of $27,264,763 were transferred into the Plan on August 1, 2017.

LITHIA MOTORS, INC.
SALARY REDUCTION PROFIT SHARING PLAN
SCHEDULE H, LINE 4I-SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2017
EIN 93-0572810 PN 003

SUPPLEMENTAL SCHEDULE OF ASSETS

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value Rounded
*	Bank of America, N.A.	Interest-bearing Cash	N/A	$7,188,361
*	Lithia Motors, Inc. Class A Common Stock	Common Stock	N/A	26,224,670
	State Street U.S. Bond Index	Common Collective Trusts	N/A	1,825,227
	State Street S&P 500 Index	Common Collective Trusts	N/A	41,257,403
	State Street Russell Small/Mid C	Common Collective Trusts	N/A	8,056,382
	State Street Small Cap Index	Common Collective Trusts	N/A	4,242,749
	Blackrock MSCI ACWI EX US CL M	Common Collective Trusts	N/A	1,015,169
	American EuroPacific Growth R6	Mutual Funds	N/A	9,846,621
	American Small Cap World	Mutual Funds	N/A	9,116,984
	Vanguard Mid Cap Growth Fund	Mutual Funds	N/A	10,872,792
	Pimco Low Duration Fund Inst Class	Mutual Funds	N/A	3,244,895
	Goldman Sachs High Yield I	Mutual Funds	N/A	3,447,528
	Vanguard Selected Value Fund	Mutual Funds	N/A	5,343,400
	American Century Inflation Adjusted	Mutual Funds	N/A	2,342,920
	T Rowe Price Blue Chip Growth	Mutual Funds	N/A	18,303,660
	John Hancock Disciplined R6	Mutual Funds	N/A	9,789,172
	Oppenheimer Developing Fund I	Mutual Funds	N/A	5,528,146
	MFS Total Return Fund R6	Mutual Funds	N/A	25,824,457
	JP Morgan 2055 Smart Retirement R6	Mutual Funds	N/A	9,218,080
	JP Morgan 2025 Smart Retirement R6	Mutual Funds	N/A	21,088,716
	JP Morgan 2045 Smart Retirement R6	Mutual Funds	N/A	12,140,605
	JP Morgan Income Smart Retirement R6	Mutual Funds	N/A	14,125,203
	JP Morgan 2030 Smart Retirement R6	Mutual Funds	N/A	22,712,083
	JP Morgan 2050 Smart Retirement R6	Mutual Funds	N/A	12,596,382
	JP Morgan 2020 Smart Retirement R6	Mutual Funds	N/A	16,670,180
	JP Morgan 2040 Smart Retirement R6	Mutual Funds	N/A	19,287,131
	JP Morgan 2035 Smart Retirement R6	Mutual Funds	N/A	15,872,579
	JP Morgan 2060 Smart Retirement R6	Mutual Funds	N/A	473,100
	Janus Henderson Flexible Bond N	Mutual Funds	N/A	1,310,878
	Columbia Small Cap Value Fund Y	Mutual Funds	N/A	1,020,817
*	Participants	Participant Notes Receivable (3.25% - 6.00%)	N/A	14,062,225
				$354,048,515
N/A - Cost is not applicable as these are participant directed investments
* - Party-in-interest to the plan

See Notes to Financial Statements and Report of Independent Registered Accounting Firm

EXHIBIT INDEX

Exhibit	Description
23	Consent of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

Date: June 15, 2018	LITHIA MOTORS, INC.
SALARY REDUCTION PROFIT SHARING PLAN

By: /s/ Carla Hegler
Carla Hegler